Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

August 20, 2021

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alan Campbell
Celeste Murphy
David Burton
Jeanne Baker

Re:	LumiraDx Limited
Registration Statement on Form F-4
Filed July 7, 2021
File No. 333-257745

Ladies and Gentlemen:

On behalf of our client, LumiraDx Limited (the “Company” or “LumiraDx”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-4 (the “Form F-4”) contained in the Staff’s letter dated July 23, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Form F-4 and is submitting an Amendment No. 1 to the Registration Statement on Form F-4 (the “Amended F-4”) together with this response letter. The Amended F-4 also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended F-4 submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Amended F-4.

The responses provided herein are based upon information provided to Goodwin Procter LLP. In addition to submitting this letter via EDGAR, we are sending via email a copy of each of this letter and the Amended F-4 (marked to show changes from the F-4).

Registration Statement on Form F-4

Summary Historical Financial Information - CAH, page 13

1.

We note the revisions made in response to comment 5. Please revise the number of weighted average shares outstanding of Class A common stock subject to possible redemption to be 9,743,321 rather than 9,743.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 15 of the Amended F-4 in response to the Staff’s comment.

Comparative Per Share Data, page 16

2.

We note the supporting calculations presented in footnote (2) on page 17 in response to comment 6. Please reconcile the $2,172 total equity of CAH to the amount reflected on page F-3, and address the need to recalculate book value per share.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 19 of the Amended F-4 to reconcile with the amount reflected on page F-3.

CAH Projections, page 121

3.	We note your expanded disclosures provided in response to prior comment 8. Please explain the nature of revenue accounting and lease accounting adjustments that excluded from your non-GAAP measures.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 128 of the Amended F-4 in response to the Staff’s comment.

4.	The revisions made to each financial projection scenario in response to prior comment 9 do not appear to materially comply with our comment. In this regard, we specifically note that:

•

You have not quantified the material assumptions underlying the Platform revenue (excluding Covid) or COVID Platform and Amira revenues, including pricing for your Platform revenue (excluding Covid) or growth rates and projected market penetration rates for both revenue streams;

•	You appear to have assumed 100% regulatory approval for the tests expected to launch for 2022 and 2023. Please explain the basis for such an assumption;

•

For the EBITDA projections, you do not identify or quantify the assumptions for production costs, sales and marketing and general and administrative costs underlying the Platform revenue (excluding COVID). In this regard, we note that Platform tests have not yet been commercially launched; and

•	For your Free Cash Flow projections, you have not addressed how you determined the material components underlying this measure.

Please note that this is not an exhaustive list. We remind you that the level of detail provided must be sufficient enough for an investor to understand the reasonableness of the assumptions underlying the projections as well as the inherent limitations on the reliability of projections in order to make informed investment decisions. To the extent that these projections assume changes in your historical operating trends, your disclosure must address why the projected changes in trends are appropriate.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 123 through 128 of the Amended F-4 in response to the Staff’s comment.

Comparable M&A Transaction Analysis, page 125

5.

We note your response to prior comment 10. Please revise your disclosures in this section to more clearly state that the Precedent Transaction Group trading multiples are based on LTM Revenue whereas the applicable financial metrics of LumiraDx are based on 2021E and 2022E Revenue and briefly discuss how the CAH Board evaluated the Precedent Transaction Group multiples and the LumiraDx multiples.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 131 of the Amended F-4 in response to the Staff’s comment.

Sincerely,

/s/ Paul R. Rosie
Paul R. Rosie

cc:	Ron Zwanziger, Chief Executive Officer, LumiraDx Limited

Veronique Ameye, Esq., Executive Vice President & General Counsel, LumiraDx Limited

Edwin M. O’Connor, Esq., Goodwin Procter LLP